PROSPECTUS

Filed pursuant to Rule 424(b)(3)

Registration No. 333-204593

American Shared Hospital Services

890,000 COMMON SHARES

This prospectus covers the sale or other disposition from time to time of up to 890,000 of our common shares, including 190,000 shares issuable upon exercise of warrants by the selling shareholders identified in this prospectus. The selling shareholders may, from time to time, sell, transfer, or otherwise dispose of any or all of their common shares or interests in common shares on any stock exchange, market, or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

We are not offering any of our common shares for sale under this prospectus. We will not receive any of the proceeds from the sale or other disposition of our common shares by the selling shareholders, other than any proceeds from the cash exercise of the warrants to purchase our common shares.

We provide more information about how the selling shareholders may sell their common shares in the section titled “Plan of Distribution.” We will pay half of the expenses incurred in registering the shares, including legal and accounting fees and the selling shareholders will bear the other half of the expenses, not to exceed $15,000 for any individual selling shareholder. You should read this prospectus and any supplement carefully before you invest.

Our common shares are listed on the New York Stock Exchange MKT under the symbol “AMS.” The last reported sale price on June 11, 2015 was $2.55 per share.

Investing in these securities involves certain risks. See “Risk Factors” beginning on page 13 of our annual report on Form 10-K for the year ended December 31, 2014, which is incorporated by reference herein.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 12, 2015.

About this Prospectus

This prospectus is part of a registration statement that we filed with the SEC utilizing a “shelf” registration process. Under this shelf process, the selling shareholders may sell any amount of the securities described in this prospectus in one or more offerings. We and the selling shareholders have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus or any prospectus supplement or in any such free writing prospectus is accurate as of any date other than their respective dates.

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Prospectus Summary

The following is a summary of some of the information contained or incorporated by reference in this prospectus. To understand this offering fully, you should read carefully the entire prospectus, including the risk factors, the financial statements and the other documents incorporated herein by reference. Unless otherwise indicated, the terms “American Shared Hospital Services,” “ASHS,” “we,” “us,” “our,” “our company,” “the Company” and “our business” refer to American Shared Hospital Services.

Our Company

We provide turnkey technology solutions for advanced radiosurgical and radiation therapy services. We are the world leader in providing Gamma Knife radiosurgery equipment, a non-invasive treatment for malignant and benign brain tumors, vascular malformations and trigeminal neuralgia (facial pain). We also offer the latest Intensity Modulated Radiation Therapy (IMRT) and image-guided IMRT (IGRT) systems. We own a common stock investment in Mevion Medical Systems, Inc., developer of the compact MEVION S250 Proton Therapy System.

Pursuant to the Common Stock Purchase Agreement dated June 11, 2014 (the “June Agreement”), between us and Messrs. Stachowiak, Ruffle and Trotman, the Common Stock Purchase Agreement dated October 22, 2014 (the “October Agreement”), between us and Mr. Stachowiak and the Note and Warrant Purchase Agreement dated October 22, 2014 (the “Warrant Agreement”), between us and Messrs. Stachowiak, Ruffle, Ozyurek and Dr. Larson (with Mr. Trotman, collectively, the “Selling Shareholders”), we issued an aggregate of 750,000 common shares and warrants exercisable for 200,000 underlying common shares (collectively, the “Shares”), in private transactions exempt from registration under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the June Agreement, the October Agreement and the Warrant Agreement (together, the “Agreements”), we granted the Selling Shareholders registration rights relating to the Shares. In accordance with the terms of the Agreements, this prospectus covers the resale of up to an aggregate of 890,000 Shares by the Selling Shareholders.

We were incorporated in the State of California in 1983 and our predecessor, Ernest A. Bates, M.D., Ltd. (d/b/a American Shared Hospital Services), a California limited partnership, was formed in June 1980.

Our principal executive offices are located at Four Embarcadero Center, Suite 3700, San Francisco, California 94111-4107, and our telephone number is (415)788-5300. We maintain a website at www.ashs.com where general information about us is available. We are not incorporating the contents of the website into this prospectus.

Risk Factors

Investing in our common shares involves a high degree of risk. You should carefully consider the risks and uncertainties set forth under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2014, which are incorporated by reference into this prospectus, together with any additional disclosures under similar headings in any supplement to this prospectus or in other documents which are incorporated by reference into this prospectus, or in any amendment to the registration statement of which this prospectus is a part, before you decide to purchase our common shares. If any of these possible adverse events actually occurs, we may be unable to conduct our business as currently planned and our financial condition and operating results could be harmed. In addition, the trading price of our common shares could decline due to the occurrence of any of these risks, and you may lose all or a part of your investment.

Incorporation By Reference

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and all documents we file pursuant to Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on or after the date of this prospectus and prior to the termination of the offering under this prospectus and any prospectus supplement (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

(a)	our annual report on Form 10-K for the year ended December 31, 2014;

(b)	our definitive proxy statement on Schedule 14A filed with the SEC on April 30, 2015;

(c)	our quarterly report on Form 10-Q for the quarter ended March 31, 2015 filed with the SEC on May 14, 2015;

(d)	the description of our common shares contained in our registration statement on Form 8-A (Registration No. 1-8789) filed with the SEC on September 21, 1984 under Section 12(g) of the Exchange Act, including any amendment or report filed for the purpose of updating such description; and

(e)	all documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the securities that we may offer with this prospectus are sold.

We will furnish without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request, a copy of the information that has been incorporated by reference into this prospectus (except exhibits, unless they are specifically incorporated by reference into this prospectus). You should direct any requests for copies to: American Shared Hospital Services, Four Embarcadero Center, Suite 3700, San Francisco, California 94111, Attention: Secretary, Telephone (415)788-5300.

You should read the information relating to us in this prospectus together with the information in the documents incorporated by reference. Nothing contained herein shall be deemed to incorporate information furnished to, but not filed with, the SEC.

Where You Can Find More Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access our SEC filings, including the registration statement and the exhibits and schedules thereto.

Special Note On Forward-Looking Statements

This prospectus, including the documents incorporated by reference herein, contains forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “anticipates,” “believes,” “continues,” “estimates,” “expects,” “may,” “might,” “should,” “plans,” “potential,” “predicts” or “will,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2014.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.

Use of Proceeds

We will not receive any of the proceeds from any sale or other disposition of the common shares covered by this prospectus. We will receive proceeds upon the cash exercise of the warrants for which underlying common shares are being registered hereunder. Assuming full cash exercise of the warrants being registered hereunder at the exercise price of $2.20 per underlying common share, we will receive proceeds of approximately $418,000. We currently intend to use the cash proceeds from any warrant exercise for working capital and general corporate purposes. The amount and timing of our actual use of proceeds may vary significantly depending upon numerous factors, including the actual amount of proceeds we receive and the timing of when we receive such proceeds.

Selling Shareholders

Pursuant to the June Agreement, we issued an aggregate of 650,000 common shares with no par value. Pursuant to the October Agreement, we issued an aggregate of 100,000 common shares with no par value. Pursuant to the Warrant Agreement, we issued warrants exercisable for 200,000 common shares with no par value. Such common shares and the common shares underlying such warrants were issued, in connection with the June Agreement, October Agreement and the Warrant Agreement to the Selling Shareholders listed below in private transactions exempt from registration under Section 4(a)(2) of the Securities Act.

In connection with the Agreements, we granted the Selling Shareholders registration rights relating to the Shares. In accordance with the terms of the Agreements, this prospectus covers the resale of up to an aggregate of 890,000 of the Shares (the “Resale Shares”) by the Selling Shareholders as shown in the table:

Selling Shareholders	Number of shares from the June Agreement	Number of shares from the October Agreement	Number of underlying shares from the Warrant Agreement	Total number of Shares
Raymond C. Stachowiak	400,000	100,000	100,000	600,000
John F. Ruffle	200,000	—	50,000	250,000
Mert Ozyurek	—	—	40,000	40,000
Total	600,000	100,000	190,000	890,000

Messrs. Stachowiak, Ruffle and Ozyurek are members of our board of directors. Mr. Stachowiak has been a director since 2009, Mr. Ruffle since 1995 and Mr. Ozyurek since 2011.

When we refer to the “Selling Shareholders” in this prospectus, we mean the persons listed in the table above. This prospectus only covers sales of the Resale Shares by the Selling Shareholders named in the table above.

We agreed to use our reasonable best efforts to cause the registration statement of which this prospectus forms a part to be declared effective as soon as practicable and to remain continuously effective until the earlier of (i)(x) June 12, 2017 in the case of the June Agreement, (y) October 22, 2017 in the case of the October Agreement or (z) three years from the date of this registration statement in the case of the Warrant Agreement and (ii) such times as the number of Resale Shares remaining unsold may be sold by the Selling Shareholders within 12 months in open market transactions pursuant to Rule 144 under the Securities Act.

All transfers of the Resale Shares by the Selling Shareholders issued in connection with the June Agreement, whether pursuant to this prospectus or otherwise, are subject to certain standstill restrictions during the two-year standstill period ending on June 12, 2016. In this regard, the Selling Shareholders may not, within the two-year standstill period, acquire any ownership of any of the assets, businesses or securities of the Company or any rights or options to acquire such ownership; except such restriction shall not apply to (i) options or shares received as compensation for such Selling Shareholders’ service as directors, (ii) any shares received pursuant to any Selling Shareholder’s exercise of any option awarded as compensation for his service as a director, or (iii) open market purchases of common shares by any Selling Shareholder at prevailing market prices as long as that at no time during the standstill period shall any Selling Shareholder own more than 10% of the outstanding common shares. Such standstill restrictions were waived with respect to the shares issued in connection with the October Agreement and the Warrant Agreement.

The following table sets forth information regarding the beneficial ownership of the Selling Shareholders as of April 15, 2015, including the names of the Selling Shareholders, the number and percentage of shares of our common shares beneficially owned by the Selling Shareholders and the number of shares and percentage of shares beneficially owned by each Selling Shareholder after completion of the sale of the maximum number of Resale Shares that may be offered under this prospectus by such Selling Shareholder. Each of the Selling Shareholders may, from time to time, offer and sell pursuant to this prospectus any or all of the Resale Shares registered for his account, and thus we cannot state with certainty the amount of shares that the Selling Shareholders will hold upon consummation of any such sales. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to our common shares. Generally, a person “beneficially owns” shares if the person has or shares with others the right to vote those shares or to dispose of them, or if the person has the right to acquire voting or disposition rights within 60 days. The percentage of shares beneficially owned prior to the offering is based on 5,361,370 shares of our common shares outstanding as of April 15, 2015. The information in the following table is based on the Selling Shareholders’ representations to us regarding their ownership as of the date of this prospectus.

	Shares Beneficially Owned Prior to the Offering		Number of Shares Offered Including Common Shares Underlying the Warrant	Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number(2)	Percent(3)	Agreement(7)	Number(8)	Percent
Mr. Raymond C. Stachowiak(1) (4)	602,071	11.1%	600,000	102,071	1.9%
Mr. John F. Ruffle(1)(5)	499,991	9.2%	250,000	299,991	5.5%
Mr. Mert Ozyurek(1)(6)	51,000	0.9%	40,000	51,000	0.9%

(1)	The address of each such individual is c/o American Shared Hospital Services, Four Embarcadero Center, Suite 3700, San Francisco, California 94111.

(2)	Each person directly or indirectly has sole voting and investment power with respect to the shares listed under this column as being owned by such person. These amounts do not include common shares that will become issuable upon exercise of warrants commencing on October 22, 2015.

(3)	The percentages are calculated based on a total of 5,361,370 common shares issued and outstanding as of April 15, 2015. Shares that any person or group of persons is entitled to acquire upon the exercise of options or warrants within 60 days after April 15, 2015 are treated as issued and outstanding for the purpose of computing the percent of the class owned by such person or group of persons but not for the purpose of computing the percent of the class owned by any other person.

(4)	Includes 46,571 common shares issuable upon exercise of stock options and vesting of restricted units within 60 days of April 15, 2015 and excludes 100,000 common shares that will become issuable upon exercise of warrants commencing on October 22, 2015.

(5)	Includes 49,571 common shares issuable upon exercise of stock options and vesting of restricted units within 60 days of April 15, 2015 and excludes 50,000 common shares that will become issuable upon exercise of warrants commencing on October 22, 2015.

(6)	Includes 11,500 common shares issuable upon exercise of stock options and vesting of restricted units within 60 days of April 15, 2015 and excludes 40,000 common shares that will become issuable upon exercise of warrants commencing on October 22, 2015.

(7)	Number of shares offered as listed in this column includes the 190,000 common shares underlying the warrants issued under the Warrant Agreement being registered hereunder.

(8)	Shares beneficially owned after offering is calculated based on number of shares offered in this offering excluding common shares underlying the warrants issued under the Warrant Agreement.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is based upon our articles of incorporation, as amended (“Articles of Incorporation”), our amended and restated bylaws (“Bylaws”) and applicable provisions of law. We have summarized certain portions of the Articles of Incorporation and Bylaws below. The summary is not complete. The Articles of Incorporation and Bylaws are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part. You should read the Articles of Incorporation and Bylaws for the provisions that are important to you.

The authorized capital stock of the Company consists of 10,000,000 common shares, no par value. On April 15, 2015, 5,361,370 common shares were issued and outstanding. The common shares are listed on the New York Stock Exchange MKT under the symbol “AMS.”

Each common share has the same rights, privileges and preferences as every other share and will share equally in the Company’s net assets upon liquidation or dissolution. The common shares have no conversion or redemption rights or sinking fund provisions. All common shares outstanding are, and all common shares issued upon exercise of outstanding warrants and options will be, validly issued, fully paid and non-assessable. The common shares have no preemptive rights. Shareholders are entitled to one vote for each share owned on all matters submitted to the shareholders and have the right, subject to certain conditions, to elect to cumulate their votes in the election of directors. Shareholders are entitled to receive such dividends as may be declared by the board of directors out of funds legally available therefor.

The transfer agent and registrar for the common shares is American Stock Transfer & Trust Company, New York, New York.

Plan of Distribution

We are registering the Resale Shares covered by this prospectus to permit the Selling Shareholders to conduct public secondary trading of these Resale Shares from time to time after the date of this prospectus. We will not receive any of the proceeds of the sale of the Resale Shares offered by this prospectus. The aggregate proceeds to the Selling Shareholders from the sale of the Resale Shares will be the sale price of the Resale Shares less any discounts and commissions. We will not pay any brokers’ or underwriters’ discounts and commissions in connection with the registration and sale of the Resale Shares covered by this prospectus. The Selling Shareholders reserve the right to accept and, together with their respective agents, to reject, any proposed purchases of Resale Shares to be made directly or through agents.

The Resale Shares offered by this prospectus may be sold from time to time to purchasers:

•	directly by the Selling Shareholders, or

•	subject to certain restrictions, through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or agent’s commissions from the Selling Shareholders or the purchasers of the Resale Shares. These discounts, concessions, or commissions may be in excess of those customary in the types of transaction involved.

In accordance with the Agreements, Selling Shareholders will not take any actions or steps to initiate an underwritten offering of the Resale Shares under the registration statement without the prior written consent of the Company. Furthermore, the Company is under no obligation to initiate or facilitate an underwritten offering of the Resale Shares under the registration statement.

Any underwriters, broker-dealers or agents who participate in the sale or distribution of the Resale Shares may be deemed to be “underwriters” within the meaning of the Securities Act. As a result, any discounts, commissions or concessions received by any such broker-dealer or agents who are deemed to be underwriters will be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters are subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities, including, but not limited to, those relating to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. We will make copies of this prospectus available to the Selling Shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. To our knowledge, none of the Selling Shareholders is a broker-dealer or an affiliate of a broker dealer, nor would it otherwise be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act. To our knowledge, there are currently no plans, arrangements or understandings between any of the Selling Shareholders and any underwriter, broker-dealer or agent regarding the sale of the Resale Shares by any of the Selling Shareholders.

The Resale Shares may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to such prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in one or more transactions:

•	on any national securities exchange or quotation service on which the Resale Shares may be listed or quoted at the time of sale, including the New York Stock Exchange MKT;

•	in the over-the-counter market;

•	in transactions other than on such exchanges or services or in the over-the-counter market;

•	through the writing of options (including the issuance by the Selling Shareholders of derivative securities), whether the options or such other derivative securities are listed on an options exchange or otherwise;

•	through the settlement of short sales;

•	any other method permitted by applicable law; or

•	through any combination of the foregoing.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade. In connection with the sales of the Resale Shares, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions that in turn may:

•	engage in short sales of the Resale Shares in the course of hedging their positions;

•	sell the Resale Shares short and deliver the Resale Shares to close out short positions;

•	loan or pledge the Resale Shares to broker-dealers or other financial institutions that in turn may sell the Resale Shares;

•	enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of the Resale Shares, which the broker-dealer or other financial institution may resell under the prospectus; or

•	enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.

A short sale of Resale Shares by a broker-dealer, financial institution or the Selling Shareholders would involve the sale of such Resale Shares that are not owned, and therefore must be borrowed, in order to make delivery of the security in connection with such sale. In connection with a short sale of Resale Shares, a broker-dealer, financial institution or the Selling Shareholders may purchase shares on the open market to cover positions created by short sales. In determining the source of the shares to close out such short positions, the broker-dealer, financial institution or Selling Shareholders may consider, among other things, the price of shares available for purchase in the open market.

At the time a particular offering of the Resale Shares is made, a prospectus supplement, if required, will be distributed, which will set forth the name of the Selling Shareholders, the aggregate amount of Resale Shares being offered and the terms of the offering, including, to the extent required, (1) the name or names of any underwriters, broker-dealers or agents, (2) any discounts, commissions and other terms constituting compensation from the Selling Shareholders and (3) any discounts, commissions or concessions allowed or reallowed to be paid to broker-dealers. We may suspend the sale of Resale Shares by the Selling Shareholders pursuant to this prospectus for certain periods of time for certain reasons, including if the prospectus is required to be supplemented or amended to include additional material information.

Pursuant to a requirement by the Financial Industry Regulatory Authority, Inc. (“FINRA”), the maximum commission or discount to be received by any FINRA member or independent broker-dealer may not be greater than 8% of the gross proceeds received by the Selling Shareholders for the sale of any Resale Shares being offered by this prospectus.

The Selling Shareholders will act independently of us in making decisions with respect to the timing, manner, and size of each resale or other transfer. There can be no assurance that the Selling Shareholders will sell any or all of the Resale Shares under this prospectus. Further, we cannot assure you that the Selling Shareholders will not transfer, distribute, devise or gift the Resale Shares by other means not described in this prospectus. In addition, any Resale Shares covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold pursuant to Rule 144 rather than under this prospectus. The Resale Shares may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states, the Resale Shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification.

In the June Agreement, we have agreed to pay 50% of the expenses incidental to the registration of the Resale Shares to the public, including the payment of federal securities law and state blue sky registration fees, except that we will not bear any underwriting discounts or commissions or transfer taxes relating to the sale of the Resale Shares. The Selling Shareholders will bear the remaining 50% of the expenses, with each Selling Shareholder’s portion to be proportionate to the percentage of the Resale Shares such Selling Shareholder holds that are covered under this prospectus, provided that no individual Selling Shareholder’s portion shall exceed $15,000.

LEGAL MATTERS

The validity of the securities in respect of which this prospectus is being delivered will be passed on for us by Davis Polk & Wardwell LLP, Menlo Park, California.

Experts

The consolidated financial statements of American Shared Hospital Services as of December 31, 2014 and 2013, and for each of the three years in the period ended December 31, 2014, appearing in the American Shared Hospital Services’ Form 10-K for the year ended December 31, 2014, and incorporated by reference into this registration statement have been audited by Moss Adams LLP, independent registered public accounting firm, as set forth in their report thereon incorporated by reference herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.